SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 4th, 2012

DATE, TIME AND PLACE: On December 4th, 2012, at 9:00am, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Manoel Horacio Francisco da Silva, Andrea Mangoni, Stefano de Angelis, Oscar Cicchetti, Adhemar Gabriel Bahadian and Maílson Ferreira da Nóbrega either in person or by means of audio conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. It was registered the justified absence of Mr. Gabriele Galateri di Genola e Suniglia. The meeting was also attended by Claudio Zezza, Chief Financial Officer, Roger Sole Rafols, Chief Marketing Officer, Mario Girasole, Regulatory and Institutional Affairs Officer and Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To resolve on the financial agreement to be entered into National Bank of Economic and Social Development – BNDES; (2) To resolve on the proposed calendar of the Ordinary Board of Directors’ Meetings for the year 2013; (3) To acknowledge about the proposal of incorporating the TIM Institute; e (4) Other subjects of general interest of the Company.

RESOLUTIONS: Initially, the Chairman informed to the other Board Members on the receipt of Mr. Carmelo Furci’s resignation letter from his position as a member of the Company’s Board of Directors, which resignation has been effective since November 28th, 2012. The Board Members expressed their sincere thanks for the relevant services rendered to the Company during the time Mr. Carmelo Furci performed his activities in the Company. Due to his resignation, the Board of Directors shall be composed, from this date on, by Messrs. Manoel Horacio Francisco da Silva – Chairman, Gabriele Galateri di Genola e Suniglia, Andrea Mangoni, Stefano de Angelis, Oscar Cicchetti, Maílson Ferreira da Nóbrega and Adhemar Gabriel Bahadian, all Board Members shall remain in office until the Annual Shareholders’ Meeting to be held in 2013.
Proceeding with the meeting and upon review and discussion of the subjects included in the Agenda, the Board Members, by unanimous decision of the presents and with abstention of the legally restricted, registered their decisions, as follows: (1) The Board of Directors approved the amendment of the financial agreement entered into National Bank of Economic and Social Development – BNDES and TIM Celular S.A. (“TCEL”), wholly-owned subsidiary of the Company, by means of an Opening Revolving Credit  Nr. 08.2.0790.1, dated as of November, 19th, 2008 (Officer Decision Nr. 1.274, date as of November, 21st, 2012), to finance the Company’s investments. Such amendment establishes the increase of the amount of the credit limit from one billion and five hundred ten millions Reais (R$ 1,510,000,000.00) to three billions and six hundred seventy-four millions Reais (R$ 3,674,000,000.00), as well as the embracement of Intelig Telecomunicações Ltda. (“INTELIG”), limited liability company controlled by the Company, as a party of the agreement. From the total amount of two billions, one hundred sixty-four millions Reais (R$ 2,164,000,000.00) added to the credit limit with BNDES, one billion, nine hundred eighty-two millions and six hundred thousand Reais (R$ 1,982,600,000.00) shall be intended to TCEL and one hundred eighty-one millions and four hundred thousand Reais (R$ 181,400,000.00) shall be intended to INTELIG. The Board of Directors also approved: (i) the commitment of the accounts receivable of TCEL and INTELIG; (ii) the grant of a guarantee by the Company; and (iii) the execution of a SWAP’s agreement of Long-Term Interest Rate (TJLP) to Interbank Deposit Certificate (CDI), anytime during the agreement’s effectiveness, in hedging purposes (Hedge) against the risk of interest rate, pursuant to the material presented and filed in the Company’s head offices. In this way, the members of the Statutory Board of Officers and/or the attorneys-in-fact of the Company, TCEL and INTELIG, the last two after the resolution of their competent corporate bodies, are authorized to practice all acts and take all necessary and mandatory measures to the execution of the agreements or authorization terms related to the operations above, in accordance with the material presented and filed at the Company’s head offices; (2) The Board of Directors discussed about the proposed Calendar of the Ordinary Board of Directors’ Meetings for the year 2013. Such calendar shall be amended anytime if any Board Members request. The calendar shall be disclosured as provided on the Listing Rules of the Novo Mercado and eventual amendments shall be also disclosured in accordance with the referred rules; (3) The Board of Directors acknowledge about the Company’s Administration proposal of incorporate the TIM Institute, in order to concentrate the investments of the Company or its subsidiaries in the social area. The Board Members approved the initiative and authorized the Statutory Board of Officers to deepen the necessary technical studies and proceed with the incorporation of the Institute TIM; and (4) In relation of others interests of the Company, it was informed about the current telecommunication market situation, the competitors' offers and the issues discussed with the National Telecommunications Agency – ANATEL, mainly those relating to Infinity Day and concerning to the evaluation of the network quality and improvement measures adopted by the Company.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Manoel Horacio Francisco da Silva, Andrea Mangoni, Stefano de Angelis, Oscar Cicchetti, Adhemar Gabriel Bahadian and Maílson Ferreira da Nóbrega.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), December 4 th, 2012.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 04, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.